November 19, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  North Atlantic Energy Corporation
     File No. 70-9975

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities
Service Company ("NUSCO"), a service company affiliate of North Atlantic Energy Corporation ("NAEC" or the "Applicant). In connection with the transactions contemplated by the Application/Declaration in the above referenced file
(the "Application"), I have acted as counsel to NAEC. This opinion is given to you with respect to the transactions described in the Application pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of the Applicant, certificates of public officials and of officers of the Applicant, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the State of New Hampshire and the federal laws of the United States.
I am a member of the bar of the State of New York. I am not a member of the bar of the State of New Hampshire, and do not hold myself out as an expert in the laws of such State, although I have made a study of relevant laws of such State. In expressing opinions about matters governed by the laws of the State of New Hampshire, I have consulted with counsel who are employed by NUSCO and are members of the bar of such State.

I have assumed that the transactions were carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the State of New Hampshire other jurisdictions of the United States.

Based on and subject to the foregoing, I am of the opinion that:

1. All state laws applicable to the transaction for which the Commission's approval was sought in the Application have been complied with.

2. NAEC is validly organized and duly existing under the laws of the state of New Hampshire.

3. Any notes issued to the banks pursuant to the Term Credit Agreement by NAEC were all issued in accordance with the authorization sought in the Application, and are the valid and binding obligations of the Applicant in accordance with their respective terms.

4. The consummation of the transactions for which the Commission's approval is sought in the Application will not violate the legal rights of the holders of any securities issued by the Applicant or any associate company of such Applicant.

I hereby consent to the use of this opinion in connection with the filing of the Application.

Very truly yours,


/s/Jeffrey C. Miller
   Jeffrey C. Miller
   Assistant General Counsel
   Northeast Utilities Service Company